May 14, 2026

Amir Reichman
Chief Executive Officer
Scinai Immunotherapeutics Ltd.
Jerusalem BioPark, 2nd Floor
Kiryat Hadassah, Building 1, JBP
Jerusalem, Israel 9112001

        Re: Scinai Immunotherapeutics Ltd.
            Registration Statement on Form F-3
            Filed May 8, 2026
            File No. 333-295698
Dear Amir Reichman:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Tyler Howes at 202-551-3370 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Steven Lipstein, Esq.